

07001963

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-53814~~ 8-31296

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ameritas Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 "O" Street
(No. and Street)

Lincoln (City) Nebraska (State) 68510-2234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Oss 402-325-4018
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 5 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 716 (Address) Lincoln (City) Nebraska (State) 68508

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Oss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Assistant Vice President, Controller
Title

Notary Public


GENERAL NOTARY-State of Nebraska
SUSAN K. TOWNS
My Comm. Exp. June 24, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
ENDED DECEMBER 31, 2006 AND 2005
AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the following financial statements of Ameritas Investment Corp. (the Company) for the years ended December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Investment Corp. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Ameritas Investment Corp. as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	13
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	14

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Lincoln, Nebraska
February 22, 2007

AMERITAS INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2006	2005
ASSETS		
Cash and cash equivalents	$ 10,976,070	$ 10,653,774
Cash segregated under federal and other regulations	14,514	18,711
Clearing account deposit with broker dealer	255,000	155,000
Receivables:		
Commissions	1,080,479	378,418
Advisory fees-affiliates	-	300,598
Securities sold	2,005,542	1,891,696
Other	231,888	69,414
Securities owned:		
Marketable, at market value	259,095	63,210
Municipal warrants, at estimated fair value	1,007,060	744,171
Current income taxes	592,797	-
Other assets	247,976	350,846
Deferred income taxes	449,295	246,289
Software, net of amortization of $750,906 and $696,357	106,217	68,586
Total Assets	$ 17,225,933	$ 14,940,713
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Affiliates	$ 1,764,505	$ 1,343,274
Commissions	2,000,666	1,192,822
Subadvisory fees	-	181,661
Other	715,094	608,377
Accrued salary related expenses	1,831,740	1,078,711
Current income taxes	-	66,004
Securities sold, not yet purchased, at market value	5,268	-
Total Liabilities	6,317,273	4,470,849
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 225,117 and 209,900 shares at December 31, 2006 and December 31, 2005, respectively	22,512	20,990
Additional paid-in capital	5,114,819	4,279,010
Retained earnings	5,771,329	6,169,864
Total Stockholders' Equity	10,908,660	10,469,864
Total Liabilities and Stockholders' Equity	$ 17,225,933	$ 14,940,713

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2006	2005
INCOME:		
Commissions-affiliates	$ 28,741,986	$ 25,912,646
Commissions	47,782,616	34,852,164
Underwriting income	4,978,802	5,980,042
Advisory fees	10,731,013	8,032,104
Service fees-affiliates	3,076,545	3,201,107
Investment income	665,671	547,738
Other income	1,659,408	1,193,272
	97,636,041	79,719,073
EXPENSES:		
Commissions-affiliates	27,947,932	25,203,419
Commissions	44,829,995	31,697,467
Clearing fees	1,843,857	1,745,361
Salary and salary related	9,253,510	7,359,935
Subadvisory fees-affiliates	105,966	123,430
Subadvisory fees	1,641,531	1,874,587
Communications	543,217	397,699
Occupancy and equipment rental	1,229,165	1,071,705
Service fees-affiliates	2,693,030	2,624,750
Distribution allowance-affiliates	1,397,956	1,450,468
Training and registration	273,925	717,387
Travel and promotion	992,005	689,608
Other expenses	2,509,390	2,547,451
	95,261,479	77,503,267
Income before income taxes	2,374,562	2,215,806
Income taxes - current	1,053,895	895,147
Income taxes - deferred	(127,918)	(87,985)
	925,977	807,162
Net income	$ 1,448,585	$ 1,408,644

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, January 1, 2005	209,900	$ 20,990	$ 4,279,010	$ 4,761,220	$ 9,061,220
Net income	-	-	-	1,408,644	1,408,644
BALANCE, December 31, 2005	209,900	20,990	4,279,010	6,169,864	10,469,864
Dividends paid to parent companies,					
March 27, 2006:					
AMAL Corporation	-	-	-	(613,365)	(613,365)
Centralife Annuities Services, Inc.	-	-	-	(310,195)	(310,195)
June 27, 2006:					
AMAL Corporation	-	-	-	(613,365)	(613,365)
Centralife Annuities Services, Inc.	-	-	-	(310,195)	(310,195)
Common stock issued					
June 30, 2006:					
AMAL Corporation	15,217	1,522	835,809	-	837,331
Net income	-	-	-	1,448,585	1,448,585
BALANCE, December 31, 2006	225,117	$ 22,512	$ 5,114,819	$ 5,771,329	$ 10,908,660

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2006	2005
OPERATING ACTIVITIES:		
Net income	$ 1,448,585	$ 1,408,644
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	54,549	63,908
Deferred income taxes	(127,918)	(87,985)
Change in assets and liabilities:		
Cash segregated under federal and other regulations	4,197	206,423
Clearing account deposit with broker dealer	(100,000)	100,000
Receivables	166,999	(534,786)
Securities owned, net	(453,506)	885,818
Current income taxes	(664,476)	442,091
Other assets	114,127	(84,857)
Accounts payable	231,116	(150,606)
Accrued salary related expenses	653,029	(187,705)
Net cash provided by operating activities	1,326,702	2,060,945
INVESTING ACTIVITIES:		
Purchase of software	(92,180)	(54,586)
Cash and cash equivalents received in acquisition of Carillon Investment Inc.	934,894	-
Net cash provided by investing activities	842,714	(54,586)
FINANCING ACTIVITIES:		
Dividends paid	(1,847,120)	-
Net cash used in financing activities	(1,847,120)	-
INCREASE IN CASH AND CASH EQUIVALENTS	322,296	2,006,359
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,653,774	8,647,415
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,976,070	$ 10,653,774
Supplemental cash flow information:		
Cash paid for income taxes	$ 1,718,370	$ 453,056
Supplemental disclosure of non-cash investing activities:		
Assets acquired, exclusive of cash and cash equivalents, from acquisition of Carillon Investment Inc.	$ (931,127)	$ -
Liabilities assumed from acquisition of Carillon Investment Inc.	1,028,690	-
Common stock issued		
Common Stock	1,522	-
Additional paid-in capital	835,809	-
Cash and cash equivalents received in acquisition of Carillon Investment Inc.	$ 934,894	$ -

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully disclosed basis under agreements with Pershing, LLC, National Financial Services LLC, and RBC Dain Rauscher, Inc. The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The Company is a majority owned subsidiary of Ameritas Life Insurance Corp. (ALIC) and minority owned by Centralife Annuities Service, Inc. (Centralife). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of UNIFI Mutual Holding Company (UNIFI).

Prior to September 30, 2006, the Company was majority owned by AMAL Corporation (AMAL) and minority owned by Centralife. AMAL was majority owned by ALIC and minority owned by Acacia Life Insurance Company (Acacia) and Acacia Financial Corporation (AFCO) until AMAL repurchased its outstanding shares of stock from Acacia and AFCO and became a wholly owned subsidiary of ALIC on September 1, 2006. AFCO is a wholly owned subsidiary of Acacia, which is a wholly owned subsidiary of AHC, a wholly owned subsidiary of UNIFI. Effective September 30, 2006, AMAL was dissolved into its parent, ALIC.

Prior to March 14, 2006, the Company was majority owned by AMAL and minority owned by AmerUs Life Insurance Company (AmerUs). On that date, AmerUs transferred its ownership interest to Centralife, a wholly owned subsidiary.

Prior to September 26, 2005, The Company was a wholly owned subsidiary of AMAL Corporation (AMAL). At that time, AMAL was majority owned by ALIC and minority owned by AmerUs, Acacia and AFCO.

On June 30, 2006, the company issued 15,217 shares of common stock to AMAL in exchange for all of the common stock of Carillon Investment Inc. (Carillon) and merged with Carillon. Carillon was a broker dealer registered with the SEC and was a member of the NASD. The merger was a transaction between entities under common control with all assets and liabilities assumed by the Company at carrying value and no gain or loss was realized. As a result of the transaction, the net assets transferred to the Company resulted in an increase in the stockholders' equity of the Company. Results of operations of Carillon are included in the Company's financial statements subsequent to June 30, 2006.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

CASH EQUIVALENTS
The Company considers all highly liquid debt securities with a remaining maturity of less than three months when purchased to be cash equivalents.

SECURITIES OWNED
Marketable securities are carried at market value determined using an independent pricing source and municipal warrants are valued at estimated fair value as determined by management. Changes in value are included as investment income in the statements of operations.

SOFTWARE
Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over 3 years.

SECURITIES TRANSACTIONS
All transactions with and for customers are made on a fully disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis.

UNDERWRITING INCOME
Underwriting income arises from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized as income at the time the underwriting is completed and the income is reasonably determinable.

ADVISORY FEES
Investment advisory fees for portfolio monitoring and asset allocation services and distribution fees on outside mutual funds and affiliated mutual funds of the Company are recognized as earned, with earned but unpaid amounts reflected as accounts receivable and amounts received but not earned reflected as accounts payable in the statements of financial condition.

SERVICE FEES
Service fees are recognized as earned.

INCOME TAXES
For the period July 1, 2006 through December 31, 2006, the Company will join in the filing of a life/non-life consolidated federal income tax return with UNIFI. For the periods September 27, 2005 through December 31, 2005 and January 1, 2006 through June 30, 2006, the Company will file its own income tax return. For the period January 1, 2005 through September 26, 2005, the Company filed a consolidated tax return with AMAL. Consolidated tax results are distributed for these periods as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

ACCOUNTING PRONOUNCEMENTS
STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 157, *FAIR VALUE MEASUREMENTS* (SFAS 157)
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

ACCOUNTING PRONOUNCEMENTS, (continued)

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 157, *FAIR VALUE MEASUREMENTS* (SFAS 157), (continued)

guidance in SFAS 157 will be applied prospectively with the exception of: (i) block discounts of financial instruments; (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133; which are to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 and does not expect that the pronouncement will have a material impact on the Company's financial statements.

FASB INTERPRETATION NO. 48, *ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES— AN INTERPRETATION OF FASB STATEMENT NO. 109* (FIN 48)

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not completed its evaluation of FIN 48 and therefore has not determined the impact on the Company's financial statements.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

3. SECURITIES OWNED

Securities owned consist of the following:

	Marketable, at market value December 31		*Municipal warrants, At estimated fair value December 31*	
	2006	2005	2006	2005
Municipal bonds	$ 198,868	$ 9,949	$ -	$ -
Equity securities	60,227	53,261	-	-
Municipal warrants	-	-	1,007,060	744,171
Total securities owned	$ 259,095	$ 63,210	$ 1,007,060	$ 744,171

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC, Ameritas Variable Life Insurance Company (AVLIC), The Union Central Life Insurance Company (UCL) and First Ameritas Life Insurance Corp. of New York (FALIC), all affiliates. The Company also acts as a distributor of group annuity policies for ALIC.

4. RELATED PARTY TRANSACTIONS, (continued)

The Company is the underwriter for variable life incurance and variable annuity policies issued by ALIC, AVLIC, FALIC and UCL for which the Company collects a fee. In addition, until November 18, 2006, the Company provided advisory services to the AVLIC Variable Insurance Trust. For this service the Company received an advisory service fee and in turn paid a subadvisory fee to portfolio managers including a subadvisory fee paid to Calvert Asset Management Company, Inc., an affiliate. The Company also paid an advisory service fee to Ameritas Investment Advisors, an affiliate. Fees collected are reflected as service fees-affiliates and fees paid as subadvisory fees and subadvisory fees-affiliate in the statements of operations.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Fees earned by the Company for services provided to its affiliates are included in income in the statements of operations as service fees-affiliates. Fees incurred by the Company for services provided by its affiliates are included in expenses in the statements of operations as both distribution allowance-affiliates and service fees-affiliates.

Acacia leases office space on behalf of the Company and certain affiliates. The company was allocated approximately $240,000 and $230,000 for the years ended December 31, 2006 and 2005 respectively, for its share of the lease costs.

Subsequent to the merger with Carillon, the Company has utilized the services of certain associates who are employed by UCL. In exchange for these services, the Company reimburses UCL for the employment costs of these associates. During 2006, the Company incurred approximately $650,000 of expense for the services of these associates and had a liability of approximately $135,000 at December 31, 2006. The expenses are included in salary and salary related expenses and the liability is included in accrued salary related expenses.

During 2006, the Company entered into a merger integration expenses agreement with AMAL whereby AMAL agreed to reimburse incremental merger expenses related to the integration of operations resulting from the merger of the Company with Carillon. Approximately $1,025,000 of incremental merger expenses were reimbursed under this agreement on behalf of the Company during the year ended December 31, 2006.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2006, the Company had net capital of $8,451,897 which was $8,031,097 in excess of required capital of $420,800 and its net capital ratio was .747 to 1.

AMERITAS INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. Pension costs include current service costs, which are accrued and funded on a current basis, and post service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are held by AHC. Total Company contributions for the years ended December 31, 2006 and 2005 were $13,311 and $13,928, respectively.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0%. In addition, for eligible employees who are not Pension plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those hired before January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1 2006. Contributions by the Company to the defined contribution plan were $653,948 and $544,605 in 2006 and 2005, respectively.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of ALIC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this plan are not segregated. Total Company contributions were $17,000 and $7,400 for the years ended December 31, 2006 and 2005, respectively.

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of employees in ALIC and its subsidiaries.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2006 and 2005, the Company's deferred tax asset relates primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $451,897 and $257,105 as of December 31, 2006 and 2005, respectively. Gross deferred tax liabilities were $2,602 and $10,816 as of December 31, 2006 and 2005, respectively.

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

	Years Ended December 31			
	2006		*2005*	
Federal statutory tax rate	35.00	%	35.00	%
State income taxes	3.70		4.42	
Tax exempt interest	(3.21)		(5.12)	
Other	3.51		2.13	
Effective tax rate	39.00	%	36.43	%

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2006 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal and regulatory matters from time to time. Management is of the opinion that none of these actions will result in losses material to the financial position, results of operations, net cash flows, or net capital of the Company.

During 2005, the Company discovered a compliance issue with certain rules regarding the payment of vested commissions on variable products of its affiliates. The Company has modified its procedures to be in compliance with current rules and has initiated discussion of the matter with the NASD. The NASD has not yet responded to the Company. The Company is unable to predict the NASD's response to this matter.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statements of financial condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the statements of financial condition for these contingent liabilities.

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

Total stockholders' equity	$ 10,908,660
Deductions and/or charges	
Nonallowable assets	
Receivables from brokers or dealers	35,300
Receivables from non-customers	73,799
Securities not readily marketable	475,500
Software	106,217
Other assets	1,440,642
Other deductions and/or charges	155,568
Haircuts on securities	169,737
	2,456,763
Net capital	8,451,897
Net capital requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	420,800
Excess net capital	$ 8,031,097
Aggregate indebtedness	$ 6,312,005
Ratio of aggregate indebtedness to net capital	0.747 to 1

Reconciliation with the Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2006):	
Net capital as reported on the Company's Part IIA (Unaudited) FOCUS report filed on January 26, 2007	$ 8,466,097
Adjustment to net income	(27,824)
Adjustment to other assets	(30,577)
Adjustment to receivables from affiliates	44,201
Net capital	$ 8,451,897

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

The Company operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Ameritas Investment Corp.
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Ameritas Investment Corp. (the Company) for the year ended December 31, 2006 (on which we have issued our report dated February 22, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Lincoln, Nebraska
February 22, 2007

END